Exhibit 99.60

Date: September 4, 2025 News Release: 25-20 Ticker Symbols: TSXV: MOON; OTCQX: BMOOF

Blue Moon Metals Announces Closing of US$5 Million Private Placement and Initial US$12.5 Million Draw Under Bridge Loan from Hartree/Oaktree to Advance Flagship Nussir Project in Norway

TORONTO, Ontario – September 4, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQX: BMOOF), is pleased to announce that it has closed its previously announced US$5 million non-brokered private placement of common shares of the Company with Opps XII BL MN Holdings L.P. (“Oaktree”), a fund managed by Oaktree Capital Management, L.P. (the “Initial Equity Subscription”). This represents the first subscription of an equity commitment of up to US$20 million from funds managed by Oaktree Capital Management, L.P. and Hartree Partners, L.P. (“Hartree”). The common shares issued pursuant to the Initial Equity Subscription are subject to a hold period expiring four months and one day from the issue date in accordance with applicable Canadian securities laws.

The Company is also pleased to announce that it has received conditional approval from the TSX Venture Exchange (the “TSXV”) for the previously announced arm’s length bridge loan (the “Bridge Loan”) with Oaktree and Hartree (the “Lenders”, and each a “Lender”) and Nussir ASA, a 93.55% owned subsidiary of the Company and Keystone Mines Inc., a wholly owned subsidiary of the Company, as borrowers, and Blue Moon Norway AS and Repparfjord Eiendom AS, each a wholly owned subsidiary of the Company, as guarantors (collectively with the Company, the “Borrower Group Members”). Pursuant to the Bridge Loan, upon satisfaction of certain conditions precedent, the Company may draw two installments of US$12.5 million. No finders fees are payable in connection with the Bridge Loan and the terms of such Bridge Loan are substantially consistent with those disclosed in the Company’s news release dated August 19, 2025. As security for the Bridge Loan, the Borrower Group Members have granted the Lenders a security interest and a first-ranking lien over the assets comprising: (i) Nussir ASA’s advanced stage sediment hosted development copper-gold-silver project located in northern Norway (“Nussir”); and (ii) the polymetallic volcanogenic massive sulfide (VMS) deposit located in central California approximately 22 miles northeast of Merced and 120 miles east, southeast of San Francisco (the “Blue Moon Project”), subject only to permitted liens. In addition, the Company has granted the Lenders a security interest and a first-ranking lien over all of its present and after-acquired personal property, subject only to permitted liens. The Company has satisfied all conditions precedent to the first advance and has drawn US$12.5 million. Concurrent with the first draw-down under the Bridge Loan, the Company issued 1,045,000 common shares of the Company to Hartree, which common shares are subject to a hold period expiring four months and one day from the issue date in accordance with applicable Canadian securities laws.

These developments represent the first stages of a larger investment package (the “Investment Package”) which can provide for up to US$140 million of support for the continued development and construction the Company’s flagship, fully permitted Nussir Copper Project, located in Norway.

Highlights of the full Investment Package:

•	US$25 million Bridge Loan – The Company has drawn US$12.5 million and may draw a second installment of US$12.5 million upon the satisfaction of certain standard conditions precedent to all advances, which conditions are substantially similar to those satisfied by the Company in connection with the first advance.

•	Up to US$20 million in equity – The Company has closed the Initial Equity Subscription for US$5 million with Oaktree. Pursuant to a non-binding follow on letter of intent, up to an additional US$15 million equity investment from funds managed by Oaktree Capital Management, L.P. and Hartree may be completed upon the occurrence of certain events and capped to maintain ownership below a 19.9% threshold between the Lenders and subject to certain closing conditions. The Initial Equity Subscription remains subject to the final approval of the TSXV.

•	Up to US$50 million Senior Secured Term Loan & US$70 million Redeemable Precious Metals Stream Agreement– Non-binding letter agreement signed; provides non-dilutive funding aligned with production, – available post-final investment decision, subject to customary milestones and closing conditions.

Date: September 4, 2025 News Release: 25-20 Ticker Symbols: TSXV: MOON; OTCQX: BMOOF

The capital from the initial draw under the Bridge Loan and the Initial Equity Subscription will support key early works and pre-construction activities including detailed engineering, procurement of long-lead items, underground development, and operational readiness. The Bridge Loan is structured to provide working capital for Nussir and the Blue Moon Project. The US$50 million senior secured term loan and US$70 million redeemable precious metals stream is contemplated to be used for the completion of the Nussir project, following the satisfaction of certain defined conditions by March 31, 2026, including delivery of the previously announced Worley feasibility study targeted for February 2026.

Legal Counsel

Bennett Jones LLP is acting as legal counsel to the Company. Torys LLP is acting as legal counsel to Hartree/Oaktree.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

About Hartree

Hartree Partners, LP is a leading global merchant commodities firm. Formed in 1997, the firm focuses on identifying value in the production, refinement, transportation and consumption of tradable commodities including: electric power, natural gas, natural gas liquids, refined metals products, crude oil, fuel oil, freight, metals, minerals and ore, carbon, agriculture, soft commodities, and petrochemicals, among others. Hartree is owned by its founders, other senior members of management, and funds managed by Oaktree Capital Management, L.P. The firm currently employs over 4,500 employees across 54 global offices.

In metals, the firm is a leading global merchant of raw materials, ores and metals concentrates, ferrous products, refined metals and battery materials. Hartree’s Mine Finance & Investments division acts as a strategic capital partner, with a long-term perspective of creating value across development and operating situations.

About Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P. is a leader among global investment managers specializing in alternative investments, with $209 billion in assets under management as of June 30, 2025. The firm emphasizes an opportunistic, value-oriented, and risk-controlled approach to investments in credit, equity, and real estate. The firm has more than 1,450 employees and offices in 26 cities worldwide. For additional information, please visit Oaktree Capital Management, L.P.’s website at www.oaktreecapital.com.

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Date: September 4, 2025 News Release: 25-20 Ticker Symbols: TSXV: MOON; OTCQX: BMOOF

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such factors include, among others, risks relating to the completion of the offering as planned, the final approval of the Bridge Loan and Initial Equity Subscription by the TSXV, and the intended use of the proceeds of the Investment Package. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about Blue Moon and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.